NovaGold Resources Inc.
Common Shares
66987E206
December 31, 2006


CUSIP 66987E206
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,377,008

6. n/a

7. 4,377,008

8. n/a

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) NovaGold Resources Inc.
(b) Suite 2300 - 200 Granville Street
    Vancouver, BC
    V6C 1S4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 66987E206

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 4,377,008
    (ii) n/a
    (iii) 4,377,008
    (iv)  n/a

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2007
Neal Nenadovic
Chief Financial Officer